MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

October 5, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIRANDA GOLD CORP. CLOSES PRIVATE PLACEMENT

Miranda Gold Corp. (TSX-V: MAD) (“Miranda”) announces the closing of a $4,683,000 non-brokered private placement.  A total of 4,460,000 units at $1.05 per unit (the “Unit”) were issued.  Global NR Holding SA, a Luxembourg based holding company which is controlled by the Lundin Family purchased 2,400,000 Units and Exploration Capital Partners 1998-B Limited Partnership which is controlled by The Rule Family Trust purchased 1,465,000 Units.  Insiders and other investors purchased the remaining 595,000 Units.  Each Unit consists of one common share (a “Share”) and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the holder thereof to purchase one additional Share for a period of two years at a purchase price of $1.50 per Share.  If, after the expiry of all resale restrictions, the volume-weighted average Share price of Miranda is $2.10 or greater on the TSX Venture Exchange for any consecutive 10 days of trading, Miranda may, at its discretion, provide notice of an earlier expiry date of the Warrants, in which case the Warrants shall expire 30 business days after giving such notice.

All of the securities issued in connection with the closing of this private placement, including 253,500 units issued in payment of finders’ fees, are subject to a hold period in Canada until February 5, 2008.

“Miranda is pleased that these investors see Miranda as one of the premier generative exploration companies in the industry today.  When investing, both of these groups look for superior management and technical teams who are exploring in world class geologic environments.  Miranda meets these requirements.  Through this equity investment they have positioned themselves to participate in a possible discovery in Nevada’s Cortez Trend.  Both groups understand that exploration can be a very long process and exposure to discovery therefore requires a long term investment focus.  We welcome shareholders with this type of approach to investing.” said Ken Cunningham, President and Chief Executive Officer of Miranda.

The proceeds from the private placement will be used to further advance Miranda’s exploration and property acquisition programs as well as on-going working capital purposes.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.